SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation Unveils Its Growth Strategy; In the Process to Expand Through Acquisitions

Pointer Telocation Raises Guidance for Y2006; Provides First Time Guidance for Y2007 Revenues andProfitability

Givatayim, Israel December 21, 2006, Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR), announced today its growth strategy as well as its guidance for 2006 and 2007 annual financial results.

Growth Strategy:
Pointer’s growth strategy is based on the following main building blocks:
—	Acquisitions of private companies in existing territories to rapidly build economies of scale. Pointer expects to improve growth and profitability of such target businesses, capitalizing on Pointer’s technology, operational know-how and infrastructure.
—	Expansion to new territories, mainly within emerging markets with a vision to build regional economies of scale based on marketing & operational synergies.
—	Broadening the line of services in each territory to Pointer’s partner clients (insurance companies, vehicle manufactures and dealers as well as franchisees) enabling them to widen their services.

Background:

Between 2004 and 2006 Pointer has presented its ability to significantly increase its business through two acquisitions in Israel, which increased its consolidated revenues from $5.2 million in 2003 to expected revenues of more then $41 million in 2006. Following such acquisitions, Pointer became a leading provider of a wide range of services, including Stolen Vehicle Retrieval, Road-Side Assistance, Car Replacement Assistance, Fleet Management, and other value added services, in Israel.

Pointer’s experience from the acquisitions processes in Israel as well as its current presence in several other countries revealed the opportunity to leverage on marketing as well as operational synergies in providing an integration of services targeting insurance companies, the automotive industry and vehicle owners. The build-up of economies of scale coupled with internal growth, enabled Pointer to present a successful turnaround to a sustainable profitability.

Global market trends show that insurance companies and automotive manufacturers strive for advanced innovative solutions and services, which will enable them to better serve their customers while increasing their revenues and profitability.

Such services and solutions include: emergency services, VIP assistance, insurance policies based on Pay As You Drive (PAYD) schemes, vehicle monitoring and diagnostics and other types of value added services. Such quality services are based on communications, location-based and telematics technologies. On-going technological innovations enable the cost effective commercialization of such services, as well as providing additional services to fleet managers and vehicle owners such as navigation, concierge services and fleet management, which are based on common technology platforms.

Y2006 guidance:
Pointer expects to record annual revenues between $41.3 million to $42.1 million up from previous annual guidance of $40 million.

Operating profit is expected to be in the range of $4.8 million to $5.2 million up from previous annual guidance of $3.5 million.

Y2007 guidance:
Guidance for Y2007 results excludes, at this stage, the impact of contemplated acquisitions. Pointer expects to record revenues in the range of $46.0 million to $47.5 million

Operating profit is expected to be in the range of $4.5 million to $5.6 million.

Danny Stern, Pointer’s CEO said: “The increasing demand for high-quality services from automotive manufacturers, importers and dealers as well as insurance companies, presents new challenges and creates unique business opportunities for our company. Pointer has a wealth of proven operational capabilities, know-how, methodology and technology to support innovative ideas and needs, presented by our partner clients”.

“Our experienced team in M&A transactions is currently in the process of evaluating major acquisitions and partnerships that will enable us to capitalize on economies of scale to sustain our growth strategy. Our guidance for 2007 results excludes at this stage the impact of such contemplated acquisitions although we believe such transactions will materialize” concluded Mr. Stern.

Pointer Telocation’s management will host later today two conference calls with the investment community to review and discuss the company’s strategy and guidance:

—	The Hebrew Conference Call will take place at 16:00 Israel time, 9:00 AM EST.

—	The English Conference Call will take place at 10:00 AM EST, 17:00 Israel time.

To listen to the calls, please dial in to one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences.

From USA: +1-888-281-1167 (and not as was previously published)

From Israel: 03-918-0609

About Pointer Telocation:

Pointer Telocation Ltd www.pointer.com provides range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: December 21, 2006